6/14

07024450

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Yusen Kabushiki Kaisha

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2007
THOMSON FINANCIAL

FILE NO. 82- 34960

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/14/07

Financial Results
For the Year Ended March 31, 2007

May 9, 2007

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security Code: 9101
Listings: The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL: http://www.nykline.co.jp/english/index_flash.htm
Head Office: Tokyo Japan
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manger, IR Group Tel: +81-3-3284-5986

Satoshi Hoshino, General Manager, Corporate Communication Group
Tel: +81-3-3284-5058

Ordinary General Meeting of Shareholders June 27, 2007
Start scheduled date of paying Dividends June 28, 2007
Submit scheduled date of Financial Report June 27, 2007

(Amounts rounded down to the nearest million yen)

1. Consolidated Financial Results for the Year Ended March 31, 2007

(April 1, 2006 to March 31, 2007)

(1) Operating Results

(Percentage figures shown full year versus previous year)

	Revenues		Operating income		Income before extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2007	2,164,279	12.2	104,941	-25.3	107,534	-23.4	65,037	-29.4
Year ended March 31, 2006	1,929,302	20.1	140,481	-12.9	140,451	-9.3	92,058	29.1

	Net income per share	Net income per share – fully diluted	Net income per share ratio in Shareholders' equity	Income before extraordinary items/ Total asset	Income before operating income/ Revenues
	yen	yen	%	%	%
Year ended March 31, 2007	52.99	-	10.6	5.4	4.8
Year ended March 31, 2006	75.04	-	18.4	8.4	7.3

Equity in income or loss of unconsolidated subsidiaries and affiliates:
Year ended March 31, 2007: ¥5,522 million
Year ended March 31, 2006: ¥1,868 million

(2) Financial Position

	Total assets	Net Assets	Shareholders' equity ratio	Net Asset per share
	million yen	million yen	%	yen
Year ended March 31, 2007	2,135,441	700,717	30.8	534.90
Year ended March 31, 2006	1,877,440	575,366	30.6	471.05

Shareholders' Equity
Year ended March 31, 2007: ¥657,088 million
Year ended March 31, 2006: ¥ - million

(3) Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	million yen	million yen	million yen	million yen
Year ended March 31, 2007	86,229	-178,043	97,363	87,709
Year ended March 31, 2006	138,732	-170,511	40,339	78,487

2. Dividends

Date of record	Dividend per share			Total dividends paid (Full year)	Payout ratio (consolidated)	Dividends/ Net Assets (consolidated)
	Interim	End of term	Full year			
	yen	yen	yen	million yen	%	%
Year ended March 31, 2006	9.00	9.00	18.00	21,970	24.0	4.4
Year ended March 31, 2007	9.00	9.00	18.00	22,114	34.0	3.6
Year ended March 31 2008 (Estimate)	9.00	9.00	18.00		27.0	

3. Forecast of consolidated Earnings for the Year Ending March 31, 2008

(April 1, 2007 to March 31, 2008)

(Percentage figures shown full year versus previous year and interim versus previous interim.)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share
	million yen	million yen	million yen	million yen	yen
Interim	1,110,000 5.3%	66,000 40.0%	62,500 27.8%	40,000 35.4%	32.56
Full year	2,240,000 3.5%	137,000 30.5%	130,000 20.9%	82,000 26.1%	66.75

4. Others

(1)Changes of important subsidiaries in the period
(Changes of specific subsidiaries with that of the scope of consolidation): None

(2)Changes of policy, procedure and indication of accounting in Consolidated Financial Statements.

1.Changes with revised Method of accounting: Yes
2.Changes without no.1: None
Remarks: Refer to page 24 of this document of Significant Information Regarding the Preparation of Consolidated Financial Statement.

(3)Total issued shares (Ordinary shares)
1.Total issued and outstanding at the end of the period (including treasury stocks)
Year ended March 31, 2007: 1,230,188,073 shares
Year ended March 31, 2006: 1,230,188,073 shares

2.Number of treasury stock at the end of the period
Year ended March 31, 2007: 1,760,881 shares
Year ended March 31, 2006: 9,724,966 shares

Remarks: Refer to page 30 of this document for shares based on Net income per share fully diluted.

(Reference)

1. Non-consolidated Financial Results for the Year Ended March 31, 2007

(April 1, 2006 to March 31, 2007)

(1) Operating Results

(Percentage figures shown full year versus previous year)

	Revenues		Operating income		Income before extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2007	1,070,180	11.1	46,403	-36.4	52,430	-36.1	38,172	-28.6
Year ended March 31, 2006	962,857	14.5	72,938	-28.4	82,018	-23.1	53,458	0.6

	Net income per share	Net income per share – fully diluted
	yen	yen
Year ended March 31, 2007	31.10	—
Year ended March 31, 2006	43.64	—

(2) Financial Position

	Total assets	Net Asset	Shareholders' equity ratio	Net Assets per share
	million yen	million yen	%	yen
Year ended March 31, 2007	1,237,635	494,085	39.9	402.20
Year ended March 31, 2006	1,101,991	462,891	42.0	379.11

Shareholders' equity
Year ended March 31, 2007: ¥494,085 million
Year ended March 31, 2006: ¥ - million

2. Forecast of Non-consolidated Earnings for the Year Ending March 31, 2008

(April 1, 2007 to March 31, 2008)

(Percentage figures shown full year versus previous year and interim versus previous interim.)

	Revenues		Operating income		Income before extraordinary items		Net income		Net income per share
	million yen		million yen		million yen		million yen		yen
Interim	527,000	–1.0%	31,000	50.4%	34,000	27.2%	22,000	6.9%	17.91
Full year	1,060,000	–1.0%	65,000	40.1%	69,000	31.6%	44,000	15.3%	35.82

Prerequisites for forecasts: Foreign exchange rate (interim and full year): ¥115/US$
Bunk oil price (interim and full year): US$330/MT

* The above forecast incorporates certain assumptions the Company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures. Refer to the attachment for assumptions and other matters related to the forecast.

1.Operating Results

(1) Analysis of Operating Results

①Overview

In the fiscal year ended March 31, 2007, NYK Line posted consolidated revenues of ¥2,164.2 billion, operating income of ¥104.9 billion, income before extraordinary items of ¥107.5 billion and net income of ¥65.0 billion. Revenues reached record highs and operating income, income before extraordinary items and net income achieved third highest results.

(Billions of yen)

	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Change	Percentage change
Revenues	1,929.3	2,164.2	234.9	12.2 %
Costs and expenses	1,594.5	1,840.7	246.1	15.4 %
Selling, general and administrative expenses	194.2	218.5	24.3	12.5 %
Operating income	140.4	104.9	-35.5	-25.3 %
Income before extraordinary items	140.4	107.5	-32.9	-23.4 %
Net income	92.0	65.0	-27.0	-29.4 %

(Figures in the above table are rounded down to the nearest 100 million yen)

Consolidated revenues climbed 12.2% from the previous fiscal year. This reflected revenue growth in the shipping segment, composed of liner trade and other shipping, due primarily to expanded fleet size, as well as sales increases in non-shipping segments including logistics, terminal and harbor transport, and cruises segments. Meanwhile, operating income decreased ¥35.5 billion as costs and expenses increased 15.4% due to the effect of the surge in bunker oil prices, and as a result, the ratio of operating income to revenues came to 4.8%, a decline of 2.5 percentage points from 7.3% a year earlier. Consequently, while the non-operating balance improved on the back of increases in interest income and investment income as well as equity in earnings of unconsolidated subsidiaries and affiliates, income before extraordinary items declined ¥32.9 billion. In addition, although extraordinary gains and losses improved mainly due to gains on the sale of investment securities, net income fell ¥27.0 billion from a year earlier.

The impact of the fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items is summarized in the following table:

	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Change	Impact
Average exchange rate	¥113.09/US$1.00	¥116.91/US$	Yen down ¥3.82	¥5.2 billion
Average bunker oil price	US$283.08/MT	US$318.77/MT	Price up US$35.69	-¥10.7 billion

Notes:

1. A ¥1 change in the exchange rate against the dollar has an annualized impact of around ¥1.4 billion on income before extraordinary items.
2. A US$1 change per metric ton in the price of bunker oil has an effect of changing annual income before extraordinary items by approximately ¥300 million.

Exchange Rate Changes


135
130
125
120
115
110
105
100
95
90
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10
07/04

Period: April 2002—April 2007

Changes in Bunker Fuel Prices


350
325
300
275
250
225
200
175
150
125
100
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10
07/04

Period: April 2002—March 2007

Segment Information

(Billions of yen)

	Revenues				Operating income			Income before extraordinary items		
	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Change	Percentage change	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Change	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Change
Liner trade	539.1	573.9	34.8	6.5 %	16.0	-9.8	-25.9	17.5	-9.6	-27.2
Other shipping	677.7	783.2	105.5	15.6 %	106.3	104.6	-1.7	108.2	104.3	-3.8
Logistics	426.4	482.7	56.2	13.2 %	12.7	16.1	3.3	12.9	16.9	3.9
Terminal and Harbor Transport	111.4	126.8	15.4	13.8 %	7.3	7.9	0.6	2.1	5.5	3.4
Cruises	40.7	44.1	3.3	8.3 %	0.5	5.0	4.5	-0.2	4.6	4.8
Real Estate	12.5	11.6	-0.8	-7.1 %	2.8	2.9	0.1	3.4	3.6	0.2
Other	234.2	275.1	40.8	17.5 %	-5.3	-22.4	-17.0	-3.6	-17.9	-14.2

(Figures in the above table are rounded down to the nearest 100 million yen)

Liner Trade

The freight market performed solidly on all liner routes, and a recovery of freight rates to a certain degree on European routes. As a result of strong performance in both vessel utilization rates and freight rates on Australian routes, in addition to described above, we successfully achieved our liner trade sales targets for the year. On the other hand, faced with persistently high bunker oil prices, we attempted to constrain our fuel costs through measures such as running vessels at lower speeds. However, due to the effect of the drop in freight rates during the winter of the previous fiscal year, as well as rising costs with respect to terminals, railways, trucks, feeder boats, and so forth, income before extraordinary items fell short of our target for the year, reflecting the harsh business environment facing shipping routes.

Other Shipping

The other shipping segment includes bulker and specialized carrier operations, as well as tanker operations. Bulker operations are mainly for the transport of bulk items such as iron ore and coal, while specialized carrier operations are mainly for the transport of items such as automobiles. Tanker operations mainly handle crude oil, LNG, and petroleum and chemical products.

Bulker and Specialized Carriers

Car carrier transport volume benefited from continued buoyancy in global freight markets and outperformed in volume the previous year's actual results and targets for the year. Faced with the situation of demand continuing to outstrip shipping capacity, we contribute to maintain our stable provision of shipping transport services by utilizing short-term charters from the market, implementing efficient shipping schedules, and we also completed construction of six new large vessels.

The market for bulk transport benefited from a rise in transport volumes of items such as iron and steel ores, coal, grains, steel materials, and cement due to the effects of fastest-growing economies such as China. This urged the market to step out of its temporary decline to maintain its highest level. Backed by these favorable conditions, we made progress in negotiating medium to long-term contracts with domestic and overseas customers, and acquired many new contracts particularly from overseas sources. NYK Global Bulk Corporation, which is engaged in the handy bulker business, experienced a soft market during the second half of the previous fiscal year, but the company exceeded profit targets for the year due to a subsequent recovery and favorable transport volume for major items.

Tanker Business

The operation of crude oil tankers, LPG carriers and LNG carriers under long-term contracts continued to perform favorably. The market for crude oil tanker services was strong in the first half of the year due to summer gasoline demand and the demand for inventory stockpiling. However, uncertainty resulting from a slowdown in the U.S. economy and falling petroleum demand due to a record warm winter in the second half of the year, as well as the fact that OPEC agreed in November to reduce production, depressed the market to its lowest levels since fiscal 2002. The market for petroleum product carrier services was affected, particularly in the second half, by sluggish demand due to the warm winter, as well as by excess inventories of petroleum products, and the market fell, like the crude oil market, to its lowest levels. As a result, although we completed construction of three new vessels during the year, profits in the tanker business as a whole were lower than in the previous fiscal term.


Tramper Freight Rates Changes in B.D.I (B.F.I.)
Baltic Freight Index
1985.1.4.= 1000
B.D.I.
7500
6500
5500
4500
3500
2500
1500
500
2002
2003
2004
2005
2006
2007
year

Period: January 2001–April 2007


Tramper Freight Rates Maximum Rates for VLCCs from Middle East to Japan
World Scale
420
320
220
120
20
2002
2003
2004
2005
2006
2007
year

Period: January 2001–April 2007

Logistics

The segment outperformed the previous year's results by a large margin. In particular, NYK Logistics successfully acquired new large-scale customers in North America, while domestic transport services also performed strongly. In Europe also, utilization rates of new bases constructed since fiscal 2002 rose and began turning revenues, while progress made in streamlining existing business bases resulted in an improved balance between revenue and expenditure. In Asia, although there was temporary stagnation seen in Thailand, one of our core sources of earnings, due to political factors, we were able to expand our operations overall by incorporating increased customer demand for logistics services mainly in automobiles, retail and electronics. Domestically, NYK Logistics Japan performed well, contributing to the segment's revenues. In the air forwarding business, Yusen Air & Sea Service Co., Ltd. posted both strong revenues and profits despite the intensely competitive environment.

Terminal and Harbor Transport

Recovery of cargo handling fees and favorable performance at affiliated companies resulted outstripping the performance of both the previous year and targets for the year. During the year we also launched a new container terminal business at Dalian port, in China.

Cruises

In the U.S. market, a strong seat load factor in both the summer, characterized by strong demand, and the winter, when demand is usually slow, resulted in revenues and income before extraordinary items that exceeded our targets for the year by a large margin. Turning to Japan, this year was the first in which Asuka II operated year round. By tapping sources of new demand we realized benefits of scale, and overall exceed those of the previous year as well as our targets for the year.

Real Estate Business and Other Services

Backed by strong office demand in the real estate business, we continued to raise rents, increase occupancy rates, and also worked to reduce costs. These efforts resulted in a year-on-year rise in profits. In the trading business, performance exceeded the previous year's levels due to favorable sales of ship equipment and machinery for new vessels. The shipping agency, manufacturing and processing business, and restaurant operations all posted performance that was largely on par with the previous year. On the other hand, working in a freight market mostly devoid of any peaks in demand, Nippon Cargo Airlines Co., Ltd. (NCA) came in well below targets due largely to factors such as problems with aged aircrafts and fuel cost hikes. We are working towards posting a profit in fiscal 2009 by continuing to add new aircraft to the fleet and pursuing a self-sustaining operational structure.

②Outlook

(Billions of yen)

	Fiscal year ended March 31, 2007 (Actual)	Fiscal year ending March 31, 2008 (Forecast)	Change	Percentage change
Revenues	2,164.2	2,240.0	75.7	3.5 %
Operating income	104.9	137.0	32.0	30.5 %
Income before extraordinary items	107.5	130.0	22.4	20.9 %
Net income	65.0	82.0	16.9	26.1 %
	Exchange rate		Bunker oil price	
Forecast conditions	¥115/US$		US$330/MT	

For the fiscal year ending March 31, 2008, we expect revenues of ¥2,240.0 billion, operating income of ¥137.0 billion, income before extraordinary items of ¥130.0 billion, and net income of ¥82.0 billion.
In the liner trade segment, backed by a solid freight market, we will work towards the recovery of freight rates on North American and European routes. Although softening of a market situation is assumed, both the bulker and tanker businesses enjoy underlying support from medium to long-term contracts, results in the other shipping segment overall are expected to be mostly growth. In the logistics segment, we expect further growth in performance due to continued efforts in improving operations and business expansion. Terminal and harbor

transport services are expected to experience increased handling volume on the back of a solid container cargo market, and in the cruises segment, the seat load factor should remain at strong levels. Both segments are expected to maintain the favorable performance shown this year. With regard to Nippon Cargo Airlines Co., Ltd., we again plan to add two more aircraft in the coming fiscal year, while also pursuing greater self-reliance in terms of maintenance, aircraft operation, transportation, and IT. Therefore, despite the continued cost burden reflected in the fiscal year under review, business performance is expected to make a sharp recovery beyond fiscal 2008.

(2) Analysis of Financial Position

①Assets, Liabilities and Net Assets

Total assets are ¥2,135.4 billion, an increase of ¥258.0 billion from the end of the previous fiscal year. This is primarily due to an increase in current assets of ¥79.4 billion reflecting an increase in account receivables on increased business transaction volume. In addition construction in progress grew ¥54.1 billion and non-current assets grew ¥177.0 billion. Due to a ¥43.6 billion rise in investment securities affected by share price growth and other factors. Total liabilities grew ¥168.6 billion to ¥1,434.7 billion. This is primarily due to an increase in interest-bearing debt of ¥124.7 billion in the form of short-term and long-term borrowings and bonds, which was offset by a reduction in commercial paper. In the net assets section of the balance sheet, the total of shareholder's equity ¥497.4 billion and valuation and translation adjustments is ¥657.0 billion. Adding minority interests of ¥43.6 billion to this summarizes total net assets of ¥700.7 billion. As a result, the debt-equity ratio finished at 1.4, a 0.1-point increase from a year earlier.

②Cash Flows

(Figures in the above table are rounded down to the nearest 100 million yen)

(Billions of yen)

	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Change
Net cash provided by operating activities	138.7	86.2	-52.5
Net cash provided by (used in) investing activities	-170.5	-178.0	-7.5
Net cash provided by (used in) financing activities	40.3	97.3	57.0
Effect of exchange rate changes on cash and cash equivalents	2.5	2.7	0.2
Net increase (decrease) in cash and cash equivalents	11.0	8.3	-2.7
Cash and cash equivalents at the beginning of the year	65.0	78.4	13.4
Increase in cash and cash equivalents due to change in consolidation scope	2.4	0.8	-1.5
Net increase in cash and cash equivalents merger to at consolidated subsidiaries	0.0	0.0	0.0
Net increase (decrease) in cash and cash equivalents at the beginning of the year due to changes to financial reporting period at consolidated subsidiaries	-0.1	-0.0	0.1
Cash and cash equivalents at the end of the year	78.4	87.7	9.2

Net cash provided by operating activities decreased ¥52.5 billion from the previous year to ¥86.2 billion, mainly due to smaller net income for period before taxes. Net cash provided by investing activities fell ¥7.5 billion to △¥178.0 billion over the prior year due to differences in income from sales and expense from acquisition of current and non-current assets and investment securities. Meanwhile, net cash provided mainly by financing activities grew ¥57.0 billion to ¥97.3 billion from the previous year due to bond issues. As a result, net increase in cash and cash equivalents came to ¥8.3 billion, and net increase (decreased) in cash and cash equivalents at the beginning of the year due to changes to financial reporting period at consolidated subsidiaries grew ¥9.2 billion to ¥87.7 billion.

Trends in cash flows over time are illustrated in the following table:

	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007
1 Shareholders's equity ratio	22.4	26.0	29.0	30.6	30.8
2 Shareholders' equiry ratio (market price)	38.9	44.1	53.4	46.7	54.4
3 Cash flows vs ratio of interest-bearing debt (years)	7.8	5.9	3.6	5.5	10.3
4 Interest coverage ratio	4.1	6.0	10.4	8.5	5.0

1. Shareholders' equity ratio: shareholders' equity/total assets
2. Shareholders' equity ratio (market price): total market capitalization/total assets
3. Cash flows vs ratio of interest-bearing debt(years): interest-bearing debt/cash flow from operating activities
4. Interest coverage ratio: cash flow from operating activities/interest payment

Notes:

1. All indices are calculated using consolidated figures.
2. Cash flow indices are computed using cash flows from operating activities as reported in the consolidated cash flow statements. Interest-bearing debt consists of all interest-bearing liabilities included in liabilities on the balance sheet. Interest payments are based on the interest payments in the consolidated statements of cash flows.

(3) Basic Policy on Profit Distribution, and Current and Periodic Dividends

NYK Line regards the return of profits to shareholders as one of the most important issues it faces as part of its operations. The Company's basic policy, therefore, is to consistently maintain stable payment of dividends. In determining dividend levels, the Company takes into consideration the outlook with respect to its business results, the dividend payout ratio and level of retained earnings required to finance further expansions of the maritime and other logistics related businesses and the development of new businesses, as well as to fortify the Company against future changes in market conditions that may occur in the industry. Based on this policy, we have decided to pay a year-end dividend of ¥9 per share for the fiscal year ended March 31, 2007. Including an interim dividend of ¥9 per share, the total estimated annual dividend payment is ¥18 per share, the same as the annual dividend per share of ¥18 paid in the previous year. For the fiscal year ending March 31, 2008, we intend to maintain the same level of dividend payments of ¥9 per share for both the interim and year-end dividends, for a total annual distribution of ¥18 per share.

2. Diagram of the Group' Business Structure

There is no significant change from business structure and states of affiliates in the latest Business Report(Issue date June 28, 2006).

3. Management Policy

(1) Basic Management Policy

Through safe and dependable "monohakobi"(transport), we contribute to the betterment of societies throughout the world as a comprehensive global-logistics enterprise offering sea, earth and air transportation.

Together with Our Shareholders and Investors:
We aim to enhance our corporate value by being financially responsible and by conducting business activities in an open, honest, and transparent fashion.

Together with Our Customers:
Through the use of our extensive skill and expertise and by considering each business site to be of utmost importance, we always work to create new value so that our customers will consider us a trusted and reliable partner.

Together with Society:
As a good corporate citizen, we positively take on the tough issues that challenge our society, such as concerns involving the preservation of our natural environment, as we work for the betterment of the world that we inhabit.

Together with All Staff Members in the NYK Group
As a global enterprise that has the utmost respect for diversity in the workplace and the spirit of challenge, we emphasize the development of employee talents so that all staff members can take pride in their work and eventually fulfill their dreams.

(2) Medium to Long-Term Group Management Strategy and Management Indicators

NYK Group introduced a new medium-term management plan, New Horizon 2007, in April 2005. Since then, however, significant changes have occurred to the plan's underlying prerequisites related to the market conditions faced by our maritime business, bunker oil prices, exchange rates, and other factors. Consequently, projected business performance was revised in November last year. However, there is no change to the three basic strategies taken up in New Horizon 2007, and as discussed below, we remain committed to executing the plan and enhancing corporate value.

Targets and achievements of New Horizon 2007

(Billions of Yen)

	Fiscal 2005 Actual	Fiscal 2006 Actual	Fiscal 2007 Plan
Revenues	1,929.3	2,164.2	2,240.0
(Original)	1,640.0	1,750.0	1,800.0
Income before extraordinary items	140.4	107.5	130.0
(Original)	150.0	160.0	160.0
Net income	92.0	65.0	82.0
(Original)	90.0	95.0	95.0

Fiscal 2010 Target
Revenues of more than ¥2.5 tril.
Income before extraordinary items of more than ¥200.0 bil.

* Figures for FY2007 are as of May 2007.

(The figures in the above table are rounded down to the nearest 100 million yen)

Prerequisites for Forecasts

Exchange rate		¥113.09/$	¥116.91/$	¥115.00/$
	(Original)	¥100/$	¥100/$	¥100/$
Bunker oil prices		$283.08/MT	$318.77/MT	$330.00/MT
	(Original)	$200/MT	$200/MT	$200/MT

Strategy 1: Expand Shipping Segment
To respond to rising demand for the transport of natural resources, we will continue as planned with investments in our fleet of vessels centered on the Bulk and Energy Resources Transportation Division. In the Container Transport Division, although there were revisions made to our alliances at the end of the previous fiscal term, we have maintained the high quality of our services through new tie-ups and the deployment of newly built vessels.

Strategy 2: Evolve into a Logistics Integrator
We are aiming to achieve further growth as a global logistics and megacarrier group that has a full range of transportation modes—sea, earth and air—at its disposal. In April last year, we established the Logistics Integrator Group to collaborate with each group in the Global Logistics Headquarters (Container Trade Management Group, Latin America and Africa Group, Car Carrier Group, Auto-Project Group, Logistics Group, and Harbor Group) and overseas subsidiaries. This was done in an effort to promote integrated logistics operations and management that will enable us to provide more tightly integrated solutions using a customer-oriented approach in addition to our conventional approach on a group-by-group basis. We also embarked on alliances with Yamato Holdings Co., Ltd. and Panalpina-World Transport Holding Ltd., and these alliances have enabled us to further expand our foundations in the logistics segment.

Strategy 3: Enhance Our Corporate Fundamentals
Based on the belief that corporate social responsibility (CSR) is the basis of our existence, we place a strong emphasis on relationships with all stakeholders, including our shareholders, customers, local community, suppliers and other trading partners, government, and Group employees. In addition, with a view to ensuring safe operations—one of the fundamentals of a global logistics integrator—and the preservation of the global environment, we are placing the highest priority on strategies and measures related to safety and the environment. In conjunction with our efforts to establish adequate internal control systems, we have set up specialized risk management and compliance departments, and in October last year we established the Internal Control Project Office specifically to handle the requirement of developing internal control systems in accordance to the Financial Products and Exchange Act. Through these efforts, we have made progress in the preparations required as the enforcement of these regulations in fiscal 2008 approaches. In addition, we set of an "Advisory Board" last June in order to reflect external opinion and improve clarity in our management. The board consists of six external intellectuals and acts as an advisory committee to Strategic Management Conference.

3. Issues to be addressed

In relation to strategy 1— Expand Shipping Segment

① Strategies related to fuel costs
As the proportion of our operating expenses accounted for by fuel costs rises due to surging bunker oil prices, we will continue to pursue reductions in fuel costs through finely tuned bunker-oil-saving measures.

② Restoration of freight rates in the container transport segment
The performance of the container transport segment suffered largely compared to the previous fiscal year, due to the effects of freight rates declining on major trades.
As the cargo movement has been firm, we will seek understanding from our customers to pursue a restoration in rates when negotiating freight rates for the coming fiscal year,

In relation to strategy 2—Evolve into a Logistics Integrator

① Improving the performance of Nippon Cargo Airlines Co., Ltd.
The performance of Nippon Cargo Airlines Co., Ltd., which handles our air cargo transportation, is a matter of urgency, and the whole Group is working to rebuild in this area. In addition to improvements in fuel efficiency resulting from the introduction of new aircraft and cost cutting through reductions in maintenance fees, we are working to strengthen our marketing capabilities by establishing a global system based on four key locations all over the world. We are expanding our foundations in this business by strengthening alliances with global strategic partners.

② Enforcing logistics integration
We are in process of integrating the marketing systems of our liner trade and logistics businesses with the objective of promoting our SEA-LIP (Sea-Earth-Air Logistics Integrator Program) logistics integration strategy. We are aiming to expand operations by taking every opportunity to promote business collaboration with other companies.

In relation to strategy 3— Enhancement Our Corporate Fundamentals

① Development of global human resources
As one of the enhancement of global management system, we are making efforts to strengthen our technological capabilities in our shipping and logistics businesses, and to develop global human resources through employee training and education. Monohakobi Technology Institute Co., Ltd. (MTI) is playing a central role in these activities.
In addition to expanding our fleet centering on focus on the Bulk and Energy Resources Transportation Division, in October last year we opened a training center for crew members in Singapore, and the maritime college we established in the Philippines is scheduled to open in June this year.

② Establishment of CSR management
As a global logistics integrator, we believe our corporate social responsibilities (CSR), are to place the highest priority on safety and the environment. In relation to compliance with corporate law and adequate·information disclosure, particularly required by internal control systems pursuant to the Financial Products and Exchange Act, we have set up the dedicated Internal Control Project Office and are making the required preparations with a view to the enforcement of these regulations beginning in fiscal 2008.
In January this year, we designated "NYK Group VALUES" (integrity, innovation, and intensity) as the crucial mindset required for realizing and practicing our company's corporate philosophy. 80% of employees across the globe are of nationalities other than Japanese. We are making efforts to spread "NYK Group VALUES" within the group to ensure that our group values are shared and to strengthen overall unity.

③ Advancement of IT utilization
During the fiscal year, we installed business systems integration software to implement an overhaul of our accounting systems. We also launched new business systems in the container transport segment. We plan to continue making use of IT to improve the efficiency of our operations.

4. Consolidated Financial Statements

(1) Balance Sheets

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2007(B)		(B)-(A)
	Amount	%	Amount	%	Amount
Assets					
Current assets					
Cash and time deposits	80,604		92,285		11,681
Notes and accounts receivable-trade	203,501		232,252		28,751
Marketable securities	1,722		2,265		542
Inventories	34,879		38,639		3,760
Deferred/prepaid expenses	56,460		58,142		1,682
Deferred tax assets	6,660		3,415		-3,244
Other	81,385		118,182		36,796
Allowance for doubtful accounts	- 4,678		- 5,213		- 535
Total current assets	460,536	24.5	539,971	25.3	79,434
Fixed assets					
[Tangible fixed assets]					
Vessels	456,982		471,987		15,004
Buildings and structures	74,935		82,125		7,189
Aircraft	26,929		19,764		-7,164
Machinery, equipment and vehicles	25,710		40,778		15,068
Equipment and fixtures	7,454		8,026		571
Land	61,026		64,339		3,313
Construction in progress	197,639		251,807		54,168
Other	5,386		7,498		2,112
Total tangible fixed assets	856,065	45.6	946,328	44.3	90,262
[Intangible fixed assets]					
Leasehold	2,363		2,189		-173
Software	26,570		30,731		4,160
Goodwill	-		31,688		31,688
Consolidation goodwill	17,847		-		-17,847
Other	6,138		6,537		398
Total intangible fixed assets	52,919	2.8	71,146	3.3	18,226
[Investments and other assets]					
Investment securities	410,675		454,303		43,628
Long-term loans	6,210		17,900		11,689
Deferred tax assets	7,840		9,244		1,403
Other	84,922		99,036		14,114
Allowance for doubtful accounts	- 1,790		-4,055		-2,265
Total investments and other assets	507,858	27.1	576,429	27.0	68,570
Total fixed assets	1,416,843	75.5	1,593,903	74.6	177,060
Deferred assets	60	0.0	1,566	0.1	1,506
Total assets	1,877,440	100.0	2,135,441	100.0	258,001

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2007 (B)		(B)-(A)
	Amount	%	Amount	%	Amount
Liabilities					
Current liabilities					
Notes and accounts payable-trade	177,073		197,015		19,941
Current portion of long term corporate bond	4,800		21,000		16,200
Short-term loans	222,294		285,187		62,893
Commercial paper	32,700		-		-32,700
Income tax payable	30,747		25,046		-5,701
Deferred tax liabilities	382		3,877		3,495
Advance received	61,816		61,545		-270
Employees' bonuses accrued	10,094		9,576		-518
Directors' bonuses accrued	-		520		520
Other	72,245		93,280		21,034
Total current liabilities	612,154	32.6	697,050	32.6	84,895
Long-term liabilities					
Bonds	102,000		167,334		65,334
Long-term debt	404,230		417,231		13,000
Deferred tax liabilities	73,453		87,503		14,050
Reserve for employees' retirement benefits	19,445		17,479		-1,966
Reserve for directors' retirement benefits	2,086		2,597		510
Reserve for periodic dry docking of vessels	2,116		3,338		1,222
Other	50,610		42,188		-8,421
Total long-term liabilities	653,942	34.9	737,673	34.6	83,731
Total liabilities	1,266,096	67.5	1,434,724	67.2	168,627
Minority interests	35,977	1.9	-	-	-
Shareholders' equity				-	
Common stock	88,531	4.7	-	-	-
Additional paid-in capital	94,427	5.0	-	-	-
Retained earnings	266,567	14.2	-	-	-
Net unrealized holding gain on other securities	127,756	6.8	-	-	-
Foreign currency translation adjustments	1,854	0.1	-	-	-
Treasury stock	- 3,770	- 0.2	-	-	-
Total shareholders' equity	575,366	30.6	-	-	-
Total liabilities, minority interests and shareholders' equity	1,877,440	100.0	-	-	-

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2007 (B)		(B) - (A)
	Amount	%	Amount	%	Amount
Net assets					
Shareholders' equity					
Common stock	-	-	88,531	4.1	-
Additional paid-in capital	-	-	97,188	4.6	-
Retained earnings	-	-	312,605	14.6	-
Treasury stock	-	-	-858	-0.0	-
Total shareholders' capital	-	-	497,466	23.3	-
Valuation and translation adjustments					
Net unrealized holding gain on other securities	-	-	136,954	6.4	-
Net deferred gains on hedge contracts	-	-	14,361	0.7	-
Foreign currency translation adjustments	-	-	8,307	0.4	-
Total valuation and translation adjustments	-	-	159,622	7.5	-
Minority interests	-	-	43,628	2.0	-
Total net assets	-	-	700,717	32.8	-
Total liabilities and net assets	-	-	2,135,441	100.0	-

(2) Statements of Income

(In million yen)

	Year ended March 31, 2006 (A)		Year ended March 31, 2007 (B)		(B)-(A)	Versus previous year
	Amount	%	Amount	%	Amount	%
Revenues	1,929,302	100.0	2,164,279	100.0	234,977	12.2
Cost and expenses	1,594,598	82.7	1,840,784	85.1	246,186	15.4
Gross profit	334,703	17.3	323,495	14.9	-11,208	-3.3
Selling, general and administrative expenses	194,222	10.0	218,553	10.1	24,330	12.5
Operating income	140,481	7.3	104,941	4.8	-35,539	-25.3
Non-operating income						
Interest and dividend income	8,990		12,000		3,009	
Equity in income of non-consolidated subsidiaries and affiliates	1,868		5,522		3,653	
Other non-operating income	7,529		8,349		820	
Total non-operating income	18,388	1.0	25,872	1.2	7,483	40.7
Non-operating expenses						
Interest expenses	15,647		18,285		2,638	
Other non-operating expenses	2,770		4,994		2,223	
Total non-operating expenses	18,418	1.0	23,279	1.0	4,861	26.4
Income before extraordinary items	140,451	7.3	107,534	5.0	-32,917	-23.4
Extraordinary gains						
Gain on sale of fixed assets	6,155		4,001		-2,153	
Gain on sale of investment securities	6,613		11,047		4,433	
Other extraordinary gains	1,717		4,344		2,626	
Total extraordinary gains	14,487	0.8	19,393	0.9	4,906	33.9
Extraordinary losses						
Loss on disposal of fixed assets	2,247		1,140		-1,106	
Reversal of allowance for doubtful accounts	2,986		2,720		-266	
Additional expenses for operation and maintenance	-		1,608		1,608	
Other extraordinary losses	4,145		6,322		2,176	
Total extraordinary losses	9,378	0.5	11,790	0.6	2,412	25.7
Income before income taxes and minority interests	145,560	7.6	115,136	5.3	-30,423	-20.9
Income taxes – current	53,838	2.8	44,171	2.0	-9,666	-18.0
Income tax – deferred	- 3,261	- 0.2	4,430	0.2	7,691	-
Minority interests	2,924	0.2	1,496	0.1	-1,427	-48.8
Net income	92,058	4.8	65,037	3.0	-27,021	-29.4

(3) Statements of Additional Paid-in Capital and Retained Earnings

Statement of Additional Paid in Capital

(In million yen)

	Year ended March 31, 2006 (A)
	Amount
Additional Paid-in Capital	
Balance, beginning of period	94,421
Increase in additional paid-in capital	
Gain on disposal of treasury stock	6
Total	6
Balance, end of the period	94,427
Retained earnings	
Balance, beginning of period	203,774
Increase in retained earnings	
Net income for period	92,058
Increase in retained earnings due to an increase in the number of consolidated subsidiaries	207
Increase in retained earnings due to the merger of consolidated subsidiaries	67
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method	365
Gain on valuation of investment assets due to the adoption of local accounting standards by overseas consolidated subsidiaries	432
Unrealized gain/loss on derivative contracts due to the adoption of local accounting standards by overseas consolidated subsidiaries	197
Unrecognized actuarial net differences of pension for the period due to the adoption of local accounting standards by overseas consolidated subsidiaries	109
Adjustment of retained earnings at beginning of period due to the adoption of local accounting standards by overseas consolidated subsidiaries	97
Total	93,537
Decrease	
Cash dividends	23,806
Directors' bonuses	366
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries	924
Adjustment for minimum pension liabilities of overseas subsidiaries in accordance with GAAP in the US	79
Adjustment of retained earnings at beginning of period due to adoption of local pension fund accounting standards by overseas consolidated subsidiaries	1,865
Adjustment of retained earnings at beginning of period due to the adoption of local accounting standards by overseas affiliates accounted for by the equity method	236
Decrease in retained earnings due to the changes in accounting period for subsidiaries and affiliates	3,465
Total	30,743
Balance, end of period	266,567

Statement of Retained Earnings

(April 1, 2006 – March 31, 2007)

(In million yen)

	Shareholders' equity					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized holding gain on other securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	88,531	94,427	266,567	-3,770	445,755	127,756	-	1,854	129,610	35,977	611,343
Change during the period											
Distribution of retained earnings*			-10,984		-10,984						-10,984
Interim distribution of retained earnings			-11,058		-11,058						-11,058
Directors' bonuses*			-461		-461						-461
Net income			65,037		65,037						65,037
Purchase of treasury stock				-366	-366						-366
Disposal of treasury stock		2,761		3,278	6,039						6,039
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			2,120		2,120						2,120
Increase in retained earnings due to changes in accounting period of consolidated subsidiary			87		87						87
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			-14		-14						-14
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method			503		503						503
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method			-218		-218						-218
Other			1,026		1,026						1,026
Net change in items other than shareholders' capital during the period						9,197	14,361	6,452	30,011	7,651	37,663
Total change during the period	-	2,761	46,037	2,911	51,710	9,197	14,361	6,452	30,011	7,651	89,374
Balance as of December 31, 2007	88,531	97,188	312,605	-858	497,466	136,954	14,361	8,307	159,622	43,628	700,717

Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

(4) Consolidated Statements of Cash Flows

(In million yen)

	Year ended March 31, 2006 (A)	Year ended March 31, 2007 (B)	(B)-(A)
	Amount	Amount	Amount
I Cash flows from operating activities:			
Income before income taxes and minority interests	145,560	115,136	-30,423
Depreciation and amortization	73,814	80,487	6,673
Impairment loss on fixed assets	37	806	768
Loss/gain on sale and disposal of tangible and intangible fixed assets, net	- 3,908	-2,861	1,047
Loss/gain on sale of marketable and investment securities, net	- 6,418	-11,068	-4,649
Loss on devaluation of marketable and investment securities	130	1,039	909
Equity in earnings of unconsolidated subsidiaries and affiliates	- 1,868	-5,522	-3,653
Interest and dividend income	- 8,990	-12,000	-3,009
Interest expenses	15,647	18,285	2,638
Loss/gain on foreign currency exchange	- 1,295	-6,772	-5,477
Decrease/increase in notes and accounts receivable	8,899	-11,396	-20,295
Decrease/increase in inventories	- 7,404	-3,582	3,822
Increase/decrease in notes and accounts payable	8,280	6,761	-1,518
Other, net	- 17,911	-29,405	-11,494
Subtotal	204,572	139,908	-64,663
Interest and dividend received	11,970	14,335	2,364
Interest paid	- 16,300	-17,335	-1,035
Payments for income taxes	- 61,510	-50,678	10,831
Net cash provided by operating activities	138,732	86,229	-52,502
II Cash flows from investing activities:			
Purchase of marketable securities	- 1,234	-709	524
Proceeds from sale of marketable securities	1,158	481	-676
Expenditures for tangible and intangible fixes assets	- 193,568	-271,948	-78,380
Proceeds from sale of tangible and intangible fixes assets	32,351	130,727	98,375
Purchase of investment securities	- 33,942	-52,466	-18,524
Proceeds from sale of investment securities	11,357	23,035	11,678
Lending of loans receivable	- 12,115	-28,049	-15,933
Collection of loans receivable	22,527	15,641	-6,886
Other, net	2,953	5,245	2,291
Net cash used in investing activities	-170,511	-178,043	-7,531
III Cash flows from financing activities			
Net increase/decrees in short-term bank loans	54,955	51,660	-3,295
Net increase/decrease in commercial papers	32,700	-32,700	-65,400
Proceeds from long-term loans	104,807	110,852	6,045
Repayments of long-term loans	- 102,627	-96,335	6,291
Proceeds from bonds	-	84,755	84,755
Repayments of bonds	- 25,019	-4,800	20,219
Proceeds from stock issue for minority shareholders	54	977	922
Purchase of treasury stock	- 305	-366	-61
Sale of treasury stock	-	6,039	6,039
Cash dividends paid by the Company	- 23,806	-22,043	1,763
Cash dividends paid by subsidiaries to minority shareholders	-420	-676	-255
Net cash provided by/used in financing activities	40,339	97,363	57,023
IV Effect of exchange rate changes on cash and cash equivalents	2,536	2,793	257
V Increase/Decrease in cash and cash equivalents	11,097	8,343	-2,753
VI Cash and cash equivalents, at beginning of period	65,027	78,487	13,460
VII Increase in cash and cash equivalents due to change in consolidation scope	2,465	869	-1,596
VIII Increase in cash and cash equivalents due to merger of consolidated subsidiaries	3	10	7
IX Increase/Decrease in cash and cash equivalents due to change in accounting periods for consolidated subsidiaries	- 105	-1	103
X Cash and cash equivalents, at end of period	78,487	87,709	9,221

(5) Significant Information Regarding the Preparation of Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiaries: 632

(Name of major consolidated subsidiaries:

NYK Global Bulk Corporation, Tokyo Senpaku Kaisha Ltd., Nippon Cargo Airlines Co., Ltd., Hachiuma Steamship Co., Ltd., NYK-Hinode Line, Ltd., NYK Cruises Co., Ltd., Yusen Air & Sea Service Co., Ltd., NYK Trading Corporation, UNI-X Corporation, and 623 other subsidiaries

2. Application of the equity method

Number of subsidiaries accounted for by the equity method: 3

(Yusen Travel (Hong Kong) LTD. and 2 other companies)

Number of affiliated companies accounted for by the equity method: 38

(Shinwa Kaiun Kaisha, Ltd. and 37 other companies)

3. Changes in scope of consolidation and application of the equity method

(1) Consolidated subsidiaries

Number of newly consolidated companies: 104

The names of the companies are as follows:

NYK LNG Shipmanagement Ltd.
Yusen Air & Sea Service(Tsukuba)Co., ,Ltd.
Yusen Air & Sea Service Keihin Trans Co., Ltd.
Yusen Air & Sea Service (Shinshu) Co., Ltd.
Yusen Air & Sea Service (Tohoku) Co., Ltd.
Yusen Air & Sea Service (Kitakanto) Co., Ltd.
Yusen Air Logistics (Nagoya) Co., Ltd.
Accessory Plant Zeebrugge N.V.
Altair Marine Ltd. S.A.
Appias Shipping Pte. Ltd.
Bubona Shipping Pte. Ltd.
Ceres Amsterdam Marine Terminals B.V.
Chigasaki Maritima S.A.
Daisetsuzan Shipping Pte. Ltd.
Delphis Maritima S.A.
Dooars Shipholding S.A
Durian Maritima S.A.
Global Courage S.A.
Global Elegance S.A.
Global Grace S.A.
Hecate Shipping Pte. Ltd.
Honos Shipping Pte. Ltd.
Ishikari Shipping Pte. Ltd.
Katase Maritima S.A.
Kushiro Shipping Pte. Ltd.
Liber Shipping Pte. Ltd.
Marica Shipping Pte. Ltd.
Mens Shipping Pte. Ltd.
Miura Maritima S.A.
Nepal Shipholding S.A.
North Point Maritima S.A.
NYK Bulkship (China) Ltd.
Crystal Sports Club Co., Ltd.
Yusen Air Loginet Co.,Ltd.
Yusen Air & Sea Service (Kyushu) Co,. ,Ltd.
Yusen Air & Sea Service (Chugoku) Co., Ltd.
Yusen Air Logistics (Hamamatsu) Co., Ltd.
Yusen Air & Sea Service (Hokuriku) Co., Ltd.
Ryowa Diamond Air Service Co., Ltd.
Akan Shipping Pte. Ltd.
Antwerp Car Processing Center N.V.
Araw Maritima International S.A.
Carmenta Shipping Pte. Ltd.
Ceres Paragon Terminals S.A.
Combined Terminal Operators N.V.
Darjeeling Shipholding S.A.
Dimbla Shiphodling S.A.
Duellona Shipholding S.A.
Earl Grey Shipholding S.A.
Global Destiny S.A.
Global Fantasy S.A.
Global Heaven S.A.
Hippona Shipping Pte. Ltd.
International Cruise Services Ltd.
Juppiter Shipping Pte. Ltd.
Kujyukuri Maritima S.A.
Lares Permarini Shipping Pte. Ltd.
Lorang France S.A.S.
Meditrina Shipping Pte. Ltd.
Mercurius Shipping Pte. Ltd.
Nacirema, Inc.
Nilgiri Shipholding S.A.
Nuwaraeriya Shipholding S.A.
NYK Bulkship (Korea) Co. Ltd.

NYK De Mexico, S.A. De C.V.	NYK Fil-Japan Shipping Corp.
NYK Fil-Japan Shipping E-Service Corp.	NYK Ftc (Singapore) Pte. Ltd.
NYK Information Service (Guangzhou) Ltd.	NYK Line Do Brasil Ltda.
NYK LNG Finance Co., Ltd.	NYK Logistics & Bll of South Africa Pty.Ltd.
NYK Logistics (Fuzhou Bonded Zone) Ltd.	NYK Logistics (India) Ltd.
NYK Logistics (Philippines) Inc.	NYK Logistics (Shenzhen) Ltd. (Futian)
NYK Logistics Insd (Thailand) Co., Ltd	NYK Roro (Thailand) Co., Ltd.
NYK Vega Corporation	NYK Venus Corperation
NYK Vesta Corporation	Okinawa Shipholding Pte. Ltd.
Ooo NYK Logistics (CIS)	Orbona Shipping Pte. Ltd.
Pacific Rim Container Depot (S) Pte. Ltd.	Pt. NYK Puninar Logistics Indonesia
Rishiri Shipping Pte. Ltd.	Ruhuna Shipholding S.A.
Salacia Shipping Pte. Ltd.	Shakotan Shipping Pte. Ltd.
Shirahama Maritima S.A.	Shiretoko Shipping Pte. Ltd.
Shonan Maritima S.A.	Trivia Shipping Pte. Ltd.
TSK Line (S) Pte. Ltd.	Ventforet Maritima Pte. Ltd.
Volpia Shipping Pte. Ltd.	Yufutsu Shipping Pte. S.A.
Yuigahama Maritima S.A.	Yunnan Shipholding S.A.
Yusen Air & Sea Service (Beijing) Co., Ltd.	Yusen Air & Sea Service (Philippines) Inc.
Yusen Air & Sea Service (Vietnam) Co., Ltd.	Zeebrugge Shipping and Bunkering Company N.V.

Number of companies change from application of the equity method : 2

The names of the companies are as follows:

Naikai Tug Boat Service Co., Ltd.	Ceres Container Terminals Europe B.V.

Number of companies excluded from consolidation due to liquidation: 25

The names of the companies are as follows:

Asahi Service Co., Ltd.	Ace Shiping Co., Ltd.
Hikawa maru Marine Tower Co., Ltd.	Aquarius Shipholding S.A.
Asuka maritima S.A.	Atkins Filling Station (Findern) Ltd.
Brandnew Navigation S.A.	Consadole Maritima S.A.
F B Atkins & Sons Ltd.	Flexnote Ltd.
Heiryumaru Maritima S.A.	Iverson Maritima S.A.
Jurohjin Maritima S.A.	Magenta Navigation S.A.
Myojin Shipholding S.A.	Nichihomaru Maritima S.A.
NYK Alpha Shipping S.A.	NYK International (Netherlands) B.V.
NYK Line (UK) Ltd.	Orient Consolidation Service (Hong Kong) Ltd.
River Field Maritima S.A.	Robinson Maritima S.A.
Seaside View Maritima S.A.	Sky Walk Maritima S.A.
Vynal Maritima S.A.	

Number of companies excluded due to merger: 2

The names of the companies are:

Global Logistics Inventments Co., LTD	NYK Logistics (Americas) INC.

(2) Affiliated companies accounted for by the equity method:

Number of companies newly included as companies accounted for by equity method: 10

The names of the companies are as follows:

Transocean LNG Yuso Ltd.	Camartina Shipping Inc.
Eminence Bulk Carriers Pte. Ltd.	Pacific Eurus Shipping Ltd.
Peninsula LNG Transport No.1 Ltd.	Peninsula LNG Transport No.2 Ltd.
Peninsula LNG Transport No.3 Ltd.	Yusen Travel (Hong Kong) Ltd.
Yusen Travel (Singapore) Pte., ltd.	Yusen Travel (U.S.A.) Inc.

Number of companies reclassified as consolidate subsidiary: 2

Naikai Tug Boat Service Co., Ltd.

Ceres Container Terminals Europe B.V.

Number of companies excluded due to liquidation: 1

The names of the companies are as follows:

NYK Star Reefers Inc. (Cayman Islands)

4. Accounting period of consolidated subsidiaries

For the consolidated subsidiaries whose closing dates of account were different from that of the consolidated statements, financial statements as of the closing date of account of respective companies were used for the purpose of consolidation. Necessary consolidation adjustments have been made to account for significant events, if any, that took place between the two dates. There were 48 consolidated subsidiaries whose closing dates of account fell on December 31 and one consolidated subsidiary whose closing date of account was February 28. For three of the consolidated subsidiaries whose closing dates of account fell on December 31, pro forma financial statements as of the closing date of the consolidated statements were used for the purpose of consolidation.

Effective this accounting period, out of the Group's overseas consolidated subsidiaries, one of them changed their closing dates of account from December 31 to March 31. The impacts of these changes on retained earnings are reflected in the Statements of Additional Paid-in Capital and Retained Earnings.

5. Significant accounting policies

(1) Valuation of principal assets

Securities held-to-maturity	Valued at their amortized cost, determined principally by the straight-line method of amortization
Other securities	
With market quotes	Principally stated at the average of market value for the last month of the fiscal year (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)
Without market quotes	Principally stated at cost, determined by the moving average method
Derivatives	Valued at market quotation
Inventories	Generally stated at the lower of cost or market quotation, determined by principally the moving average method

(2) Depreciation and amortization

Tangible assets	
Vessels and buildings	Generally by the straight-line method based on the Japanese Corporation Tax Law
Other tangible assets	Generally by the straight-line method based on the Japanese Corporation Tax Law
Intangible fixed assets	
Computer software	Generally by the straight-line method based principally on the length of period it can be used internally (five years)
Other intangible assets	Generally by the straight-line method based on the Japanese Corporation Tax Law

(3) Deferred assets

Bond Issue Expense	Bond Issue Expense is amortized monthly on the length of period of redemption of bonds

(4) Recognition of allowances/reserves

Allowance for doubtful accounts	Allowance for doubtful accounts is provided to cover possible losses from bad debts. Allowance with respect to non-classified loans/receivables is calculated based on historical default rates. For classified loans/receivables the Company states an amount deemed to be unrecoverable based on the prospect of recovery of individual loans/receivables.
Reserve for employees' bonuses	Employees' bonuses accrued is reserved for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.
Revenue of director's bonuses	Directors' bonuses accrued is reserved for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.
Reserve for employees' retirement benefits	The Company provides reserve for employees' retirement benefits based on estimated retirement benefit obligations and outstanding amount of pension assets at the end of the fiscal year. Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight-line basis over a term (8 years) that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans.
Reserve for directors' retirement benefits	The Company provides reserve for directors' retirement benefits based

	on the amount of retirement benefit payable at the end of the fiscal year in accordance with internal regulations of the Company and its 53 consolidated subsidiaries.
Reserve for periodic dry-docking of vessels	Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-doking in the future.

(5) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

(6) Method of Accounting for Material Hedge Transactions

For the derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a Deferred Hedge Method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For the currency swap contracts and forward foreign exchange contracts that meet the required conditions of the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate stipulated in respective contracts. For the interest rate swap contracts and interest rate cap contracts that meet specified conditions of the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. Interest rate swaps are used to hedge the borrowings and bonds against possible changes in interest rates, while currency swap, forward exchange contracts and foreign currency denominated assets/liabilities are used to hedge monetary assets and liabilities and other foreign currency denominated transactions against possible changes in exchange rates. Swap transactions are used to hedge fuel oil against possible fluctuations in price. Semi-annually, the Company evaluates effectiveness of hedging transactions by comparing accumulated changes in market price and cash flows of hedging transactions with those of the hedged transactions, provided that interest rate swap and interest rate cap transactions that are subject to special accounting treatment as noted above are excluded from the evaluation.

6. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

The entire assets and liabilities of consolidated subsidiaries are evaluated at market.

7. Goodwill disposal

Goodwill is amortized evenly for the length from 5years to 20years.

8. Scope of cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits withdrawable on demand, and short-term investments with original maturities of three months or less, which are exposed to minor value fluctuation risks.

(6) Significant Information Regarding the Preparation of Consolidated Financial Statement

<Changes in Accounting Methods>

1. Effective this period, the Company adopted "Accounting Standard for Directors' Bonuses" (ASBJ Statement No. 4 issued by Accounting Standards Board of Japan on November 29, 2005). As a result, operating income, income before extraordinary items and income before income taxes decreased ¥520 million respectively.

2. Effective this period, the Company adopted "Tentative Solution on Accounting for Deferred Assets" (PITF No.19 issued by Accounting Standards Board of Japan on August 11, 2006) to bond issuing expenses for bonds issued during the period. Following the adoption, bond issuing expenses, which had formerly been amortized evenly by every accounting period over three years, were now amortized monthly through the redemption. This resulted in an increase of income before extraordinary items and income before income taxes by ¥486 million.

3. Effective this period, the Company adopted the revised "Accounting Standards for Financial Instruments" (ASBJ Statement No. 10 issued by Accounting Standards Board of Japan on August 11, 2006). The adoption of the standard did not affect the Company's earnings.

4. Effective this period, the Company adopted "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5 issued by Accounting Standards Board of Japan on December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8 issued by Accounting Standards Board of Japan on December 9, 2005). As a result, the amount that would have been presented as "shareholders' equity" in the former accounting method was ¥642,727 million. Meanwhile, reflecting the revision of the Regulations on Consolidated Financial Statements, net assets in the consolidated balance sheet for the period are presented in accordance

with the revised Regulations on Consolidated Financial Statements.

<Additional Information>

1. The Company had previously recorded shipping related revenues and expenses, other than those related to operations using container ships, based on the completion of voyage as a unit, where a voyage from the port of departure to the port of destination was treated as one unit, and as a general rule for clerical convenience, a single port in the Far East had been specified as both the port of departure and the port of destination. However, reflecting the actual services in recent years, the Company decided that, effective this interim period, the port of departure and the port of destination could be different. As a result, gross profit, operating income, income before extraordinary items and income before income taxes increased ¥1,730 million respectively.

2. Previously, the Company had recorded revenues and expenses from transportation by vessels in the Latin America and Africa group on a voyage completion basis. However, given growing similarity between the group's shipping operations and container ship operations, for which revenues and expenses are recognized proportionately as shipments move, the Company decided to record revenues and expenses for the group on a percentage-of-completion basis, effective this interim period. This resulted in a ¥1,793 million increase in revenue, operating income, income before extraordinary items and income before income taxes.

Changes in the Accounting Policy Regarding the Preparation of Consolidated Financial Statement

(Segment Information)

(1) Segment information by business

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
I Revenues and Operating costs and expenses										
(1) Revenues from customer	534,636	672,779	424,645	83,109	40,750	9,451	163,929	1,929,302	-	1,929,302
(2) Inter-segment revenues	4,542	4,957	1,785	28,365	-	3,071	70,339	113,062	- 113,062	-
Total	539,178	677,736	426,431	111,475	40,750	12,523	234,269	2,042,364	- 113,062	1,929,302
Operating costs and expenses	523,153	571,399	413,680	104,174	40,229	9,673	239,628	1,901,939	- 113,118	1,788,821
Operating income/loss	16,025	106,337	12,750	7,300	520	2,849	- 5,359	140,425	55	140,481
Income/loss before extraordinary items	17,535	108,229	12,992	2,188	- 207	3,410	- 3,699	140,449	2	140,451
II Assets	247,860	803,511	203,094	84,454	34,684	49,251	374,469	1,797,325	80,115	1,877,440
Depreciation and amortization	6,066	48,739	6,336	2,966	2,854	1,085	5,778	73,826	- 12	73,814
Capital expenditures	60,791	95,306	7,821	2,688	6,022	724	20,213	193,568	-	193,568

Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
I Revenues and Operating costs and expenses										
(1) Revenues from customer	568,459	776,823	480,558	94,487	44,140	9,054	190,757	2,164,279	-	2,164,279
(2) Inter-segment revenues	5,534	6,476	2,141	32,412	-	2,580	84,395	133,540	-133,540	-
Total	573,993	783,299	482,700	126,899	44,140	11,634	275,152	2,297,820	-133,540	2,164,279
Operating costs and expenses	583,873	678,689	466,579	118,995	39,058	8,643	297,604	2,193,443	-134,105	2,059,337
Operating income/loss	-9,879	104,610	16,120	7,904	5,082	2,991	-22,451	104,376	564	104,941
Income/loss before extraordinary items	-9,670	104,341	16,963	5,593	4,611	3,618	-17,934	107,522	11	107,534
II Assets	301,698	1,108,961	243,737	147,293	41,504	65,837	596,726	2,505,759	-370,317	2,135,441
Depreciation and amortization	7,118	50,540	6,995	4,516	2,199	1,046	8,081	80,497	-10	80,487
Capital expenditures	70,512	129,079	6,324	7,753	3,481	390	54,406	271,948	-	271,948

Notes:

1. Change of classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup. From this accounting period, "tugboat operation," which has been hitherto included in "Other" segment, is categorized into "Terminal and Harbor Transport" segment in order to improve consistency with the categories used for business management. The effect on the segment information arising from this change is minimal.
2. Classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup as well as by referencing Japan Standard Industrial Classification.
3. Major operation and services in each segment:

Liner Trade	Ocean cargo shipping, ship owning and chartering, shipping agency (dedicated to the servicing of Group company needs)
Other Shipping	Ocean coastal cargo shipping, ship owning and chartering, overseas shipping agency (dedicated to the servicing of Group company needs)
Logistics	Warehouse operation, cargo transport/handling business
Terminal and Harbor Transport	Container terminals business, harbor transport services, tugboat operation
Cruise	Ownership and operation of passenger boats
Real Estate	Rental, management and sale of real estate properties
Other	Domestic shipping agency (dedicated to the servicing of Group and non-Group company needs), wholesaling of ship machinery and furniture, other services related to transport, information-processing business, wholesaling of oil products, travel agency, and air freight services.

4. Common operating expenses are allocated to individual segments.
5. Of the total assets as of the end of March 2007, ¥13,978 million are accounted for by the assets included in elimination or corporate (¥360,562 million for the previous year) which is mainly surplus funds invested in the form of cash or deposit.
6. During the nine-month period under review, operational results of the Other segment includes those of the air freight business as follows: revenues of ¥97,012 million (including ¥88,215 million from external customers and ¥8,797 million in inter-segment revenue or transfer), operating expenses of ¥118,611 million, operating loss of ¥21,598 million and loss before extraordinary items of ¥18,437 million.

7. Changes of range of Total Assets
Investment securities etc. were previously categorized as corporate assets and changed to in each segment from this accounting period.
By this change, the clarification of assets were reconsiled with the company's cost allocation standards that were revised in order to clarify the assets to be administrated in each segment.
Total assets is ¥378,780 million based on before change and each segment's asset is as follows.)

Year Ended March, 2007 (April 1, 2006 to March 31, 2007)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Assets	278,776	939,110	234,456	142,446	40,574	47,917	457,674	2,140,957	-5,515	2,135,441

(2) Segment information by region

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
I.								
(1) Revenues from customer	1,480,214	198,603	152,308	90,409	7,767	1,929,302	-	1,929,302
(2) Inter-segment revenues	15,105	33,896	10,537	12,428	1,957	73,926	- 73,926	-
Total	1,495,319	232,500	162,845	102,838	9,724	2,003,228	- 73,926	1,929,302
Operating costs and expenses	1,379,144	223,763	156,309	94,215	9,549	1,862,983	- 74,162	1,788,821
Operating income/loss	116,175	8,736	6,536	8,622	174	140,245	235	140,481
Income/loss before extraordinary items	115,593	7,432	5,018	12,558	512	141,114	- 663	140,451
II. Assets	1,331,325	90,794	128,071	87,123	6,920	1,644,235	233,204	1,877,440

Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
I.								
(1) Revenues from customer	1,659,923	204,218	176,414	116,491	7,231	2,164,279	-	2,164,279
(2) Inter-segment revenues	17,051	41,289	13,306	13,927	3,666	89,240	-89,240	-
Total	1,676,974	245,508	189,720	130,418	10,898	2,253,520	-89,240	2,164,279
Operating costs and expenses	1,602,086	231,381	183,188	121,427	10,709	2,148,794	-89,456	2,059,337
Operating income/loss	74,888	14,126	6,531	8,991	188	104,726	215	104,941
Income/loss before extraordinary items	74,486	14,235	6,190	13,839	714	109,467	-1,933	107,534
II Assets	1,846,348	100,847	236,280	162,960	9,781	2,356,217	-220,776	2,135,441

Notes: Classification of geographic segment and major countries or regions in each segment

1. Classification method of geographic segment: by geographic proximity
2. Major countries or regions in each segment:
   (1) North America U.S.A., Canada
   (2) Europe U.K., Germany, Netherlands, Italy, France, Belgian
   (3) Asia Singapore, Thailand, Hong Kong, China
   (4) Other areas Australia
3. Common operating expenses are allocated to individual segments.
4. Of the total assets as of the end of March 2007, ¥13,978 million are accounted for by the assets included in elimination or corporate (¥360,562 million for the previous year) which is mainly surplus funds invested in the form of cash or deposit.
5. Changes of range of Total Assets

Investment securities etc. were previously categorized as corporate assets and changed to in each segment from this accounting period.

By this change, the clarification of assets were reconsiled with the company's cost allocation standard that were revised in order to clarify the assets to be administrated in each segment.

Total assets is ¥378,780 million based on before change and each segment's asset is as follows.

Year Ended March, 2007 (April 1, 2006 to March 31, 2007)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
Assets	1,481,546	100,847	236,280	162,960	9,781	1,991,415	·144,025	2,135,441

(3) Overseas Sales

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	579,002	331,697	390,104	322,027	1,622,832
II. Consolidated revenues					1,929,302
III. Ratio of overseas to total consolidated revenues	30.0%	17.2%	20.2%	16.7%	84.1%

Year Ended March 31, 2007 (April 1, 2006 – March 31, 2007)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	618,980	402,881	438,544	375,491	1,835,897
II. Consolidated revenues					2,164,279
III. Ratio of overseas to total consolidated revenues	28.6%	18.6%	20.3%	17.3%	84.8%

Notes:
Classification of geographic segment and major countries or regions in each segment
1. Classification method of geographic segment: by geographic proximity
2. Major countries or regions in each segment:
   (1) North America U.S.A., Canada
   (2) Europe U.K., Germany, France, Italy, and other European countries
   (3) Asia Countries in Southeast Asia, East Asia, Southwest Asia and Middle East
   (4) Other areas Countries in Oceania, Central and South America, and Africa
3. Overseas revenues are largely accounted for by the revenue from ocean cargo shipping.

(Omitted Indication)
Lease and related party's transactions, tax effect accounting, securities, derivative transactions, retirement benefits , stock options and company's integration.

(Information per share)

	As of March 31, 2006	As of March 31, 2007
Net assets per share (yen)	471.05	534,90
Net income per share (yen)	75.04	52.99
Net income per share fully diluted (yen)	-	-

Notes :
1. Net income per share fully diluted in previous period is not reflected due to no share fully diluted.
2. The base on Net income per share is summarized in the following table.

	As of March 31, 2006	As of March 31, 2007
Net income (million yen)	92,058	65,037
Accounting Ordinary stock (yen)	465	-
(director's bonuses by the resolution on the appropriation of retained earnings)	(465)	(-)
Net income on ordinary share (million yen)	91,593	65,037
Interim average shares (thousand share)	1,220,671	1,227,372
Refers to latent shares outstanding that have not been included in the calculation for net income per share assuming full dilution as no dilution has taken place.	--------------------	Euroyen-denominated notes with convertible bond-type stock acquisition rights and conversion restrictions due 2006 (face value: ¥55,000 million)

(Important subsequent event)
None

5. Non Consolidated Financial Statements

(1) Balance Sheets

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2007 (B)		(B)-(A)
	Amount	%	Amount	%	Amount
Assets					
Current assets					
Cash and time deposits	11,808		13,465		1,656
Account receivable-trade	66,071		71,317		5,246
Short-term loans	93,446		118,084		24,637
Advances paid	1,072		-		-1,072
Inventories	21,270		22,786		1,516
Deferred/prepaid expenses	48,089		46,763		-1,325
Receivable from agencies	5,610		9,627		4,017
Deferred tax assets	7,738		7,467		-271
Other	14,703		18,895		4,191
Allowance for doubtful accounts	- 21,572		-19,819		1,753
Total current assets	248,239	22.5	288,589	23.3	40,350
Fixed assets					
[Tangible fixed assets]					
Vessels	94,472		81,666		-12,806
Buildings	22,493		20,960		-1,532
Structures	892		812		-79
Machinery and equipment	625		486		-139
Vehicles	90		59		-31
Equipment and fixtures	1,577		1,409		-168
Land	31,059		29,705		-1,354
Construction in progress	22		410		387
Total tangible fixed assets	151,235	13.7	135,510	10.9	-15,724
[Intangible fixed assets]					
Leasehold	511		511		-
Software	22,832		26,966		4,134
Other	142		118		-24
Total intangible fixed assets	23,486	2.1	27,596	2.2	4,109
Investments and other assets					
Investment securities	328,825		352,923		24,097
Shares of affiliates	175,504		222,731		47,226
Investment in affiliates	5,043		5,383		339
Long-term loans	149,570		180,261		30,690
Other	29,088		33,765		4,677
Allowance for doubtful accounts	- 9,062		-10,691		-1,628
Total investments and other assets	678,970	61.7	784,372	63.5	105,402
Total fixed assets	853,691	77.5	947,479	76.6	93,787
Deferred assets					
Bond issuance expenses	60		1,566		1,566
Total deferred assets	60	0.0	1,566	0.1	1,506
Total assets	1,101,991	100.0	1,237,635	100.0	135,644

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2007 (B)		(B)-(A)
	Amount	%	Amount	%	Amount
Liabilities					
Current liabilities					
Accounts payable-trade	70,670		76,054		5,384
Current portion of long term corporate bond	4,800		21,000		16,200
Short-term loans	44,563		83,506		38,942
Commercial paper	32,700		-		-32,700
Accounts payable - other	3,950		6,036		2,085
Income tax payable	15,914		10,694		-5,219
Advances received	35,052		29,899		-5,153
Deposits payable	41,123		45,306		4,183
Payable to agencies	3,629		2,252		-1,377
Employees' bonuses accrued	3,090		2,515		-575
Directors' bonus accrued	-		155		155
Other	11,224		11,460		235
Total current liabilities	266,719	24.2	288,880	23.4	22,161
Long-term liabilities					
Bonds	102,000		167,334		65,334
Long-term debt	193,650		205,748		12,098
Deferred tax liabilities	58,730		65,636		6,905
Reserve for employees' retirement benefits	847		-		-847
Reserve for periodic dry docking of vessels	1,398		2,300		902
Other	15,753		13,649		-2,104
Total long-term liabilities	372,380	33.8	454,669	36.7	82,289
Total liabilities	639,099	58.0	743,550	60.1	104,451
Shareholders' equity					
Common stock	88,531	8.0	-	-	-
Additional paid-in capital			-	-	-
Capital reserve	93,198	8.4	-	-	-
Retained earnings	164,117	14.9	-	-	-
Legal reserve	13,146		-	-	-
Voluntary reserves			-	-	-
Reserve for dividends payable	50		-	-	-
Special depreciation reserve	3,420		-	-	-
Reserve for possible loss on investment	2		-	-	-
Reserve for advanced depreciation	3,102		-	-	-
General reserve	73,324		-	-	-
Unappropriated retained earnings	71,070		-	-	-
Net unrealized holding gain on other securities	120,807	11.0	-	-	-
Treasury stock	- 3,762	- 0.3	-	-	-
Total shareholders' equity	462,891	42.0	-	-	-
Total liabilities and shareholders' equity	1,101,991	100.0	-	-	-

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2007 (B)		(B) - (A)
	Amount	%	Amount	%	Amount
Net assets					
Shareholders' equity					
Common stock	-	-	88,531	7.2	-
Additional paid-in capital					
Capital reserve	-		93,198		-
Other additional paid-in capital	-		2,761		-
Total additional paid-in capital	-	-	95,959	7.8	-
Retained earnings					
Legal reserve	-		13,146		-
Other retained earnings					
Reserve for dividends payable	-		50		-
Special depreciation reserve	-		702		-
Reserve for possible loss on investment	-		0		-
Reserve for advanced depreciation	-		2,712		-
General reserve	-		98,324		-
Retained earnings carried forward	-		65,125		-
Total retained earnings	-	-	180,061	14.5	-
Treasury stock	-	-	-850	-0.1	-
Total shareholders' equity			363,701	29.4	-
Valuation and translation adjustments					
Net unrealized holding gain on other securities	-		130,606		-
Net deferred gains on hedge contracts	-		-222		-
Total valuation and translation adjustments	-	-	130,383	10.5	-
Total net assets	-	-	494,085	39.9	-
Total liabilities and net assets	-	-	1,237,635	100.0	-

(2) Non-consolidated Statements of Income

(In million yen)

	Year ended March 31, 2006 (A)		Year ended March 31, 2007 (B)		(B)-(A)	Versus previous year
	Amount	%	Amount	%	Amount	%
Revenues from shipping business	954,660	99.1	1,062,239	99.3	107,579	11.3
Cost of shipping business	840,247	87.2	973,941	91.0	133,694	15.9
Profit from shipping business	114,412	11.9	88,297	8.3	-26,114	-22.8
Revenues from other businesses	8,197	0.9	7,941	0.7	-256	-3.1
Cost of other businesses	6,160	0.7	5,692	0.5	-467	-7.6
Profit from other businesses	2,036	0.2	2,248	0.2	211	10.4
Gross operating income	116,449	12.1	90,546	8.5	-25,903	-22.2
General and administrative expenses	43,510		44,142		632	
Operating income	72,938	7.6	46,403	4.3	-26,535	-36.4
Non-operating income						
Interest and dividend income	13,597		13,985		387	
Other non-operating income	4,232		3,327		-904	
Total non-operating income	17,830	1.8	17,313	1.6	-516	-2.9
Non-operating expenses						
Interest expenses	7,392		7,378		-13	
Other non-operating expenses	1,357		3,907		2,549	
Total non-operating expenses	8,750	0.9	11,286	1.0	2,536	29.0
Income before extraordinary items	82,018	8.5	52,430	4.9	-29,588	-36.1
Extraordinary gains						
Gain on sale of non-current assets	3,613		1,454		-2,158	
Gain on sale of investment securities	6,472		10,883		4,410	
Other extraordinary gains	2,797		2,887		90	
Total extraordinary gains	12,882	1.3	15,224	1.4	2,342	18.2
Extraordinary losses						
Loss on disposal of non-current assets	274		376		102	
Reversal of allowance for doubtful accounts	7,662		4,054		-3,607	
Other extraordinary losses	2,833		3,375		541	
Total extraordinary losses	10,770	1.1	7,806	0.7	-2,963	-27.5
Income before income taxes	84,131	8.7	59,848	5.6	-24,283	-28.9
Income taxes – current	33,265	3.4	20,244	1.9	-13,020	-39.1
Income tax – deferred	-2,592	-0.3	1,431	0.1	4,023	-
Net income for the period	53,458	5.6	38,172	3.6	-15,285	-28.6
Retained earnings brought forward	28,599	3.0	-	-	-	-
Interim dividend paid	10,986	1.2	-	-	-	-
Unappropriated retained earnings	71,070	7.4	-	-	-	-

(1) Appropriation of Retained Earnings and Statement of Changes in Non-Consolidated Shareholder's equity

Appropriation of Retained Earnings

(In million yen)

	As of March 31, 2006
Unappropriated retained earnings for the year	71,070
Reversal of voluntary reserves	
Reversal of special depreciation reserve	1,581
Reversal of reserve for possible loss on investment	0
Reversal of reserve for advanced depreciation	155
Total	72,808
Appropriation of retained earnings	
Cash dividends (¥9.00 per share)	10,984
Director's bonuses	185
Reserve for advanced depreciation	9
General reserve	25,000
Total	36,179
Retained earnings to be carried forward	36,629

(In million yen)

	Common stock	Additional paid-in capital		Retained earnings						
		Capital reserve	Other additional paid-in capital	Legal reserve	Other retained earnings					
					Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward
Balance as of March 31, 2006	88,531	93,198	-	13,146	50	3,420	2	3,102	73,324	71,070
Change during the period										
Distribution of retained earnings *										-10,984
Distribution of retained earnings										-11,058
Directors' bonuses *										-185
Reversal of special depreciation reserve *						-1,581				1,581
Reversal of reserve for possible loss on investment *							-0			0
Reversal of reserve for advanced depreciation *								-155		155
Provision for reserve for advanced depreciation *								9		-9
Provision for general reserve *									25,000	-25,000
Reversal of special depreciation						-1,136				1,136
Reversal of reserve for possible loss on investment							-0			0
Reversal of reserve for advanced depreciation								-382		382
Reversal of reserve for advanced reserving								137		-137
Net income										38,172
Purchase of treasury stock										
Disposal of treasury stock			2,761							
Net change in items other than shareholders' equity during the period										
Total change during the period	-	-	2,761	-	-	-2,718	-1	-390	25,000	-5,945
Balance as of March 31, 2007	88,531	93,198	2,761	13,146	50	702	0	2,712	98,324	65,125

(In million yen)

	Valuation & translation adjustments			Total net assets
	Net unrealized holding gain on other securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	
Balance as of March 31, 2006	120,807	-	120,807	462,891
Change during the period				
Distribution of retained earnings *				-10,984
Distribution of retained earnings				-11,058
Directors' bonuses *				-185
Reversal of special depreciation reserve *				-
Reversal of reserve for possible loss on investment *				-
Reversal of reserve for advanced depreciation *				-
Provision for reserve for advanced depreciation *				-
Provision for general reserve *				-
Reversal of special depreciation				-
Reversal of reserve for possible loss on investment				-
Reversal of reserve for advanced depreciation				-
Reversal of reserve for advanced reserving				
Net income				38,172
Purchase of treasury stock				-366
Disposal of treasury stock				6,039
Net change in items other than shareholders' equity during the period	9,798	-222	9,575	9,575
Total change during the period	9,798	-222	9,575	31,193
Balance as of March 31, 2007	130,606	-222	130,383	494,085

* Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

Supplementary Information

*All amounts are rounded down to the nearest million yen.

1. Consolidated operating results for five years (2003 – 2006)

(In 100 million yen)

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Revenues	12,492	13,983	16,060	19,293	21,642
Operating income	691	919	1,613	1,404	1,049
Income before extraordinary items	503	746	1,548	1,404	1,075
Net income for the year	142	348	713	920	650

2. Quarterly operating results (on a consolidated basis)

Year ended March 31, 2007

(In 100 million yen)

	Apr 1, 2006– Jun 30, 2006	Jul 1, 2006– Sep 30, 2006	Oct 1, 2006– Dec 31, 2006	Jan 1, 2007– Mar 31, 2007
	1Q	2Q	3Q	4Q
Revenues	5,247	5,288	5,486	5,620
Operating income	225	246	298	279
Income before extraordinary items	223	266	314	271
Net income for the quarter	123	171	191	163
Net income per share for the quarter	10.09yen	14.01yen	15.55yen	13.33yen
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	19,143	19,835	20,572	21,354
Net asset	6,128	6,434	6,698	7,007
Net asset per share	468.06yen	490.85yen	511.32yen	534.90yen

Year ended March 31, 2006

(In 100 million yen)

	Apr 1, 2005 – Jun 30, 2005	Jul 1, 2005 – Sep 30, 2005	Oct 1, 2005 – Dec 31, 2005	Jan 1, 2006 – Mar 31, 2006
	1Q	2Q	3Q	4Q
Revenues	4,306	4,689	5,242	5,055
Operating income	365	440	394	204
Income before extraordinary items	363	429	416	195
Net income for the quarter	217	266	277	159
Net income per share for the quarter	17.85yen	21.80yen	22.71yen	12.66yen
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	15,495	17,192	18,732	18,774
Shareholders' equity	4,311	4,897	5,508	5,753
Shareholders' equity per share	353.16yen	401.21yen	451.34yen	471.05yen

Notes:

1. The above operating results are based on the results for the first quarter and the cumulative results for the first six, nine and twelve months, and are computed by taking the difference between the two adjacent periods.
2. Diluted net income per share data are not shown in the above table, as there are no residual shares outstanding for the period ended March 31,2006. For the period ended March 31,2007, we have no residual shares having possibilities of diluting stock value, so also diluted net income per share date are not shown.

3. Change in number of NYK fleet (on a consolidated basis)

Following are the fleet owned or co-owned by the Company and its consolidated subsidiaries.
The tonnage figures for the co-owned vessels are adjusted to represent the equity ownership in respective vessels by the Company and its consolidated subsidiaries.

		Year ended March 31, 2006		Decrease during the period		Increase during the period		Year ended March 31, 2007	
		Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Container shipe (including semi-container ship)	Owned	26	930,421			1	17,242	27	947,663
	Co-owned	1	21,813					1	21,813
Bulk Carriers (Capesize)	Owned	39	5,724,202			4	508,814	43	6,233,016
	Co-owned	5	329,045					5	329,045
Bulk Carriers (Panamax and Handysize)	Owned	37	1,583,374			4	219,946	41	1,803,320
Wood Chip Carriers	Owned	12	522,591	1	46,898	1	45,327	12	521,020
Car Carriers	Owned	35	539,781	1	9,300	2	23,730	36	554,211
	Co-owned	2	12,942					2	12,942
Reefer Carriers	Owned	12	118,766					12	118,766
Tankers	Owned	22	4,054,056			2	363,055	24	4,417,111
	Co-owned	17	1,404,191					17	1,404,191
LNG Carriers	Co-owned	22	606,955			1	59,650	23	666,605
Cruise Ships	Owned	2	13,417					2	13,417
Other	Owned	14	133,276			2	60,839	16	194,115
	Co-owned	3	5,025					3	5,025
Total	Owned	199	13,619,884	2	56,198	16	1,238,953	213	14,802,639
	Co-owned	50	2,379,971	0	0	1	59,650	51	2,439,621

4. Vessels under construction (on a consolidated basis)

Vessels under construction by the Company and its consolidated subsidiaries are as follows:

Type of vessel	Number of vessels	Kt (dwt)
Container Ships (including semi-container ship)	35	2,058,429
Bulk Carriers (Capesize)	26	5,152,800
Bulk Carriers (Panamax and Handysize)	37	2,135,960
Wood Chip Carriers	13	709,000
Car Carriers	23	408,250
Tankers	14	2,360,925
LNG Carriers	6	438,220
Other	1	30,438
Total	155	13,294,022

5.Fleet in Operation as of the end of the year (on a consolidated basis)

Type of vessel	Year ended March 31, 2006		Year ended March 31, 2007		Change	
	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Container Ships (including semi-container ship)	141	4,676,895	141	5,060,630	0	383,735
Bulk Carriers (Capesize)	97	13,604,859	115	16,414,219	18	2,809,360
Bulk Carriers (Panamax and Handysize)	154	6,823,052	161	7,390,512	7	567,460
Wood Chip Carriers	46	2,149,816	48	2,268,511	2	118,695
Car Carriers	114	1,689,193	115	1,724,406	1	35,213
Reefer Carriers	27	252,718	26	244,675	-1	-8,043
Tankers	66	11,054,742	73	12,347,425	7	1,292,683
LNG Carries	22	1,548,410	24	1,705,469	2	157,059
Cruise Ships	3	21,577	3	21,577	0	0
Other	37	376,630	36	415,339	-1	38,709
	707	42,197,892	742	47,592,763	35	5,394,871

6.Number of Aircraft in Operation (on consolidated basis)

	Year ended March 31, 2006		Decrease during the period		Increase during the period	
	Number of Aircraft	Maximum takeoff weight (T)	Number of Aircraft	Maximum takeoff weight (T)	Number of Aircraft	Maximum takeoff weight (T)
Aircraft	12	4,572	10	3,855	-2	-717

7 Number of employees (on a consolidated basis)

	Year ended March 31, 2006	Yearn ended March 31, 2007	Change
Liner Trade	2,943	3,577	634
Other Shipping	1,150	1,432	282
Logistics	13,971	16,097	2,126
Terminal & Harbor Transport	3,886	5,314	1,428
Cruise	401	350	-51
Real Estate	69	58	-11
Other	3,061	2,729	-332
Corporate and elimination	251	284	33
Total	25,732	29,841	4,109

8.Containers in operation (on a consolidated basis)

(Unit : TEU)

	Year ended March 31, 2006	Year ended March 31, 2007	Change
TEU	563,563	604,669	41,106(7.29%)

9 Foreign exchange rate information (on a consolidated basis)

Exchange rate per US$1	Year ended March 31, 2006	Year ended March 31, 2007	Yen depreciated against dollars by
Average exchange rate during the period	¥113.09/US$	¥116.91/US$	¥3.82
Exchange rate at end of the period	¥117.47/US$	¥118.05/US$	¥0.58

10.Bunker oil price information (on a consolidated basis)

	Year ended March 31, 2006	Year ended March 31, 2007	Change
Bunker oil prices per MT	US$283.08/MT	US$318.77/MT	Up US$35.69

11. Balance of interest-bearing debt at end of the period (on a consolidated basis)

(In 100 million yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Change
Loans	6,265	7,024	758
Corporate bonds	1,068	1,883	815
Commercial paper	327	-	-327
Total	7,660	8,907	1,247

May8, 2007

NYK agrees to an over 20 year, long-time contract with CVRD

Nippon Yusen Kabushiki Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) has agreed to an over 20 year, long-time contract with Companhia Vale do Rio Doce* (CVRD; Head Office: Rio de Janeiro, Brazil; President and CEO: Roger Agnelli) to transport Brazilian iron ore.

The contract to transport approximately 1.3 million tons of iron ore from Brazil to China, starting in 2011, will use a new 300 thousands ton iron ore carrier shuttle to be built at Nantong COSCO KHI Ship Engineering Co., Ltd. (NACKS).

This is the first long term contract between NYK and CVRD and the first transportation contract using a new generation ship of 300 thousands ton, very large ore carrier (VLOC) that NYK has signed with a non Japanese or Chinese customer. NYK is honored to provide the large scale modern ore carrier to CVRD.

In order to respond strong demands of iron ore from China, CVRD set a target to secure the efficient means of transportation, and NYK 300 thousands tons VLOC meets their target. This is the first contract for CVRD to secure this new class of 300 thousands VLOC.

* Outline of Companhia Vale do Rio Doce (CVRD)

Established in 1942 and privatized in 1997, CVRD is the world's largest iron ore supplier. The company also produces and sells manganese, copper, aluminum, etc. The Head Office is located in Rio de Janeiro and the company is listed in the São Paulo Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE). Annually, CVRD produces approximately 260 million tons of iron ore and exports approximately 200 million tons. Total sales in 2006 amounted to 45,292 million reais(about 2,700 billion yen).

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

May 8, 2007

New Bulk Carrier *Ocean Crescent* Delivered

On April 27, 2007, Nippon Yusen Kabushiki Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) took delivery of a new 175,000 DWT bulk carrier built by Shanghai Waigaoqiao Shipbuilding Co. Ltd (Head Office: Shanghai, China).

This new bulk carrier is the first vessel to have been ordered by NYK from a shipyard located in China. This ship will be co-owned by NYK and Mitsui & Co. Ltd., and for the time being, will be assigned on a voyage-by-voyage basis for the transport of specific cargo for clients around the world. NYK has ordered three more of the same type of bulk carrier from Shanghai Waigaoqiao Shipbuilding, and has also ordered two 300,000 DWT bulk carriers and two VLCCs from Nantong Cosco KHI Engineering Co. Ltd. (one of the VLCCs was delivered on March 12).

Immediately before the delivery of the vessel, a naming ceremony was held at Shanghai Waigaoqiao Shipbuilding. Mr. Hiromitsu Kuramoto, a senior managing director at NYK, attended the ceremony on behalf of NYK. *Ocean Crescent* then embarked on its first voyage.

- Principal Particulars for Ocean Crescent

  Shipbuilder : Shanghai Waigaoqiao shipbuilding Co. Ltd.
  Length Overall : 289.00 meters
  Breadth : 45.00 meters
  Draft (design) : 18.10 meters
  Deadweight Tonnage (DWT): approximately 175,000 tons

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

May 21, 2007

Asia/US East Coast Grand Alliance's new service concept

The Grand Alliance members Hapag-Lloyd, NYK and OOCL are adjusting their service concept on the Trans Pacific during the main season in summer to meet customer requirements even more effectively. The East Coast South (ECS) and East Coast North (ECN) will be reconfigured to offer more diverse loading options and optimal transit time from South, North and Central China.

The South China East Coast Express (SCE) will serve Taiwan and South China by calling at Kaohsiung, Shekou, Hong Kong, New York, Norfolk and Savannah. The North & Central China East Coast Express (NCE) will serve Korea as well as North and Central China by calling at Pusan, Dalian, Xingang, Qingdao, Ningbo, Shanghai, New York, Norfolk and Savannah. Each service loop will deploy 8 ships with capacities of between 3,500 and 4,400 TEU. Both services will start from the middle of June

Through this reconfiguration, the Grand Alliance will further enhance their All Water service by offering competitive products from major Asian ports. Transit time from Hong Kong to New York and Shanghai to New York will be 23days and 21days respectively.

The Grand Alliance is the leading integrated consortium in global container shipping. Its members are Hapag-Lloyd (Germany), MISC Berhad (Malaysia), NYK (Japan) and OOCL (Hong Kong). MISC Berhad does not provide any Trans Pacific services.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

May 25, 2007

Grand Alliance enhances its Mediterranean-Asia loop M to include port call at Busan

Grand Alliance is adjusting its service between the Mediterranean and Asia (EUM) in response to the increasing cargo volume. Busan will be included as a port of call in the service loop, and an additional eighth vessel will be deployed for the service. Ships deployed in EUM will be in an average capacity of approx. 6,500 TEU, replacing the present 4,400 TEU. The enhanced service will begin in week 25 of 2007.

EUM will call at Busan, Shanghai, Ningbo, Shekou, Hong Kong, Singapore, Port Kelang, Damietta, Genoa, Barcelona, Fos, Damietta, Singapore and Hong Kong with a transit time of 56 days.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

May 25, 2007

NYK Shipmanagement Training Programs Accredited by Norwegian Classification Society

Training offered to NYK officers and engineers by NYK Shipmanagement Pte. Ltd. (NYK SM),* an NYK Group company based in Singapore, has been accredited by Det Norske Veritas (DNV),** one of the world's leading classification societies.

The following three certificates were received for training at NYK SM:

1) VLCC Cargo Handling Simulator Product Certificate
2) Bridge Simulator Product Certificate
3) Bridge Resource Management / Bridge Team Management Training Course Certificate

NYK is the first Japanese maritime company to receive these certificates, which indicate that the content of education and training at NYK SM is above international standards.

In order to ensure safe operations and environmental conservation for NYK's entire fleet, which continues to rapidly expand, NYK SM established a training facility in Singapore in November 2006. The company provides education and training to seafarers from a range of nations.

The NYK fleet is expected to grow to 930 vessels by 2010, and to address demand, NYK continues to hire officers and engineers from the market. NYK also continues to sponsor training in China, Croatia, India, Indonesia, the Philippines, Romania, and Russia for about 200 cadets every year. Custom-made training programs in conjunction with education and training at national training academies around the globe will help ensure that NYK maintains the most competent and efficient seafarer force in the world.

In September 2006, a training program established by NYK for seafarers assigned to LNG carriers was accredited by DNV to be in accordance with the SIGTTO Standards.*** NYK will continue to provide specialized training in order to ensure safe operations for the company's entire fleet.

* NYK Shipmanagement Pte. Ltd.

Established in September 2001, NYK Shipmanagement Pte. Ltd. provides ship-management services, dispatches seafarers, and conducts training.

Headquarters: Singapore

Branch Offices: Tokyo, Hamburg (Germany), London (England), Split (Croatia), Constanta (Romania), Mumbai, Calcutta, Chennai, and New Delhi (India)

** Det Norske Veritas

Established in 1864 in Oslo, Norway, Det Norske Veritas is an independent foundation that promotes the protection of life, property, and the environment. Around 6,100 staff members at 300 offices in 100 countries provide certification and consulting services in various areas, including shipping and ISO. In recent years, the foundation has started to offer a comprehensive range of services including certification related to seafarer training and skills.

*** SIGTTO Standards

The LNG Shipping Suggested Competency Standards (SIGTTO Standards) were established in November 2005 by the Society of International Gas Tanker and Terminal Operators Limited (SIGTTO), a nonprofit organization of members representing gas and power companies, LNG carriers, and terminal operators. The SIGTTO Standards are agreed criteria for best practices and acceptable standards to provide safety to the industry and to enhance energy security.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

May 28, 2007

Ocean Prometheus, a New Bulk Carrier, Delivered

On May 25, 2007, Nippon Yusen Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) took delivery of a new 200,000 DWT bulk carrier built by Universal Shipbuilding Corporation (Head Office: Kawasaki City, Kanagawa Prefecture; President: Shin Takeuchi).

The vessel was named *Ocean Prometheus* and will soon be put in service under an 18-year contract with Korea East-West Power Co., Ltd. (EWP) for the transport of coal from Australia to Dangjin, where EWP has a power station. This will be the largest coal carrier in the world to serve under a long-term contract.

Immediately before the delivery of the vessel, a naming ceremony was held at Universal Shipbuilding's Ariake Shipyard. Universal Shipbuilding president and CEO Jung Tay-Ho and his wife, in addition to NYK executive vice-president Yasushi Yamawaki and his wife, among others, attended the ceremony. The bulk carrier then embarked on its first voyage to the port of Abbot Point in Australia for loading.

Principal Particulars for *Ocean Prometheus*:

Shipbuilder: Universal Shipbuilding Corporation
Gross Tonnage: 101,953 tons
Deadweight Tonnage: 203,200 tons
Length Overall: 299.95 meters
Breadth: 50.00 meters
Draft (design): 16.10 meters

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

END